SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tesoro Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

881609101

(CUSIP Number)

May 27, 2015

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881609101
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 6,396,249
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 6,396,349
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,349
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%[1]
12.	Type of Reporting Person (See Instructions) IA, PN

1 D. E. Shaw Heliant Manager, L.L.C., D. E. Shaw Heliant Adviser, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw (collectively, the "Reporting Persons") filed Schedule 13G Amendment No. 3 for Tesoro Corporation on February 23, 2015. The Reporting Persons subsequently ceased to be the beneficial owners of more than 5 percent of the class of securities. On May 27, 2015, D. E. Shaw & Co., L.P. and David E. Shaw became the beneficial owners of more than 5 percent of the class of securities, subsequently ceased to be the beneficial owners of more than 5 percent of the class of securities, and again became the beneficial owners of more than 5 percent of the class of securities on May 29, 2015.

CUSIP No. 881609101
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 6,396,249
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 6,396,349
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,349
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%[2]
12.	Type of Reporting Person (See Instructions) IN

2 D. E. Shaw Heliant Manager, L.L.C., D. E. Shaw Heliant Adviser, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw (collectively, the "Reporting Persons") filed Schedule 13G Amendment No. 3 for Tesoro Corporation on February 23, 2015. The Reporting Persons subsequently ceased to be the beneficial owners of more than 5 percent of the class of securities. On May 27, 2015, D. E. Shaw & Co., L.P. and David E. Shaw became the beneficial owners of more than 5 percent of the class of securities, subsequently ceased to be the beneficial owners of more than 5 percent of the class of securities, and again became the beneficial owners of more than 5 percent of the class of securities on May 29, 2015.

Item 1.
(a)	Name of Issuer
Tesoro Corporation

(b)	Address of Issuer's Principal Executive Offices
19100 Ridgewood Pkwy San Antonio, Texas 78259-1828

Item 2.
(a)	Name of Person Filing
D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware. David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
881609101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of May 29, 2015:

(a)	Amount beneficially owned:

D. E. Shaw & Co., L.P.:

6,396,349 shares

This is composed of (i) 4,962,350 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) 1,037,650 shares in the name of D. E. Shaw Special Opportunities Portfolios, L.L.C., (iii) 90,440 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 146,500 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of listed call options, (v) 69,539 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (vi) 292 shares in the name of Diffusion Markets, L.L.C., (vii) 28,900 shares that Diffusion Markets, L.L.C. has the right to acquire through the exercise of listed call options, (viii) 2,700 shares in the name of D. E. Shaw Heliant Capital, L.L.C., (ix) 61 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (x) 57,917 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:

6,396,349 shares

This is composed of (i) 4,962,350 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) 1,037,650 shares in the name of D. E. Shaw Special Opportunities Portfolios, L.L.C., (iii) 90,440 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 146,500 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of listed call options, (v) 69,539 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (vi) 292 shares in the name of Diffusion Markets, L.L.C., (vii) 28,900 shares that Diffusion Markets, L.L.C. has the right to acquire through the exercise of listed call options, (viii) 2,700 shares in the name of D. E. Shaw Heliant Capital, L.L.C., (ix) 61 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (x) 57,917 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b)	Percent of class:
D. E. Shaw & Co., L.P.:	5.1%
David E. Shaw:	5.1%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.:	6,396,249 shares
David E. Shaw:	6,396,249 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.P.:	6,396,349 shares
David E. Shaw:	6,396,349 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the manager and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., and the managing member of (i) D. E. Shaw Investment Management, L.L.C., (ii) D. E. Shaw Heliant Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Kalon Portfolios, L.L.C., D. E. Shaw Special Opportunities Portfolios, L.L.C., and D. E. Shaw Heliant Capital, L.L.C., and (iii) D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Asymptote Portfolios, L.L.C., which in turn is the managing member of Diffusion Markets Holdings, L.L.C., which in turn is the managing member of Diffusion Markets, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of (i) D. E. Shaw Heliant Manager, L.L.C., which in turn is the manager of D. E. Shaw Kalon Portfolios, L.L.C., D. E. Shaw Special Opportunities Portfolios, L.L.C., and D. E. Shaw Heliant Capital, L.L.C., and (ii) D. E. Shaw Manager, L.L.C., which in turn is the manager of D. E. Shaw Asymptote Portfolios, L.L.C., which in turn is the managing member of Diffusion Markets Holdings, L.L.C., which in turn is the managing member of Diffusion Markets, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 6,396,249 shares, and the shared power to dispose or direct the disposition of 6,396,349 shares, the 6,396,349 shares as described above constituting 5.1% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 6,396,349 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of D. E. Shaw & Co., L.P. and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, is attached hereto.

Dated: June 8, 2015

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw